

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Jason Reid
Chief Executive Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

> **Re: Fortitude Gold Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 333-249533**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business, page 4

1. Please expand your disclosure to include a description of your business, the nature of your revenue-generating activities, principal products and markets, and methods of distribution to comply with Item 101(h) of Regulation S-K. Please also clarify which properties are currently in production, under development, or undergoing exploration.

Properties Overview, page 17

2. We note that you have identified two or more material properties though have not provided all of the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

   The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of, and incremental to, the individual property disclosures. The requirements for individual property disclosures are more extensive and detailed in comparison and are applicable for material properties, as determined pursuant to Item 1301 of Regulation S-K.

For example, the summary disclosures should describe the locations of each operating, development, and exploration property to comply with Item 1303(b)(2)(ii)(A); while the individual property disclosures should include comparable details along with a map for each property, showing its particular location, that is accurate to within one mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i).

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

Mineral Reserves and Resources, page 23

3.   We note that you filed a Technical Report Summary for Isabella Pearl along with your annual report, although did not identify, refile or incorporate by reference the Technical Report Summary for Golden Mile as an exhibit, although we see that it had been filed with a Form 8-K on November 9, 2021.

Please identify and include each Technical Report Summary that is required to support the estimates of resources and reserves disclosed in your filing, pursuant to Item 1302(b)(1) of Regulation S-K, as an exhibit consistent with Item 601(a)(2) of Regulation S-K, including the requirements applicable when you incorporate by reference.

4.   We note that the measured and indicated sulfide resources and estimated gold equivalent grades reported for Isabella Pearl on page 26 do not appear to correspond to the gold equivalent quantities shown in your tabulation. Please revisit your approach and tell us how you propose to clarify or resolve this apparent discrepancy. Please similarly address in comparison the approach utilized for the equivalent ounces of inferred resources.

Also modify your table to include the measured and indicated resource totals and the inferred resource totals in the Gold Equivalent Ounces column, including the estimates for the Golden Mile property in each category, if this would fairly represent the overall estimates in each category on an equivalent basis.

5.   The disclosures pertaining to metallurgical data in Section 10.7 of the Isabella Pearl Technical Report Summary, Metallurgical Summary, beginning on page 77, and Section 10.1 of the Golden Mile Technical Report Summary, Historic Metallurgical Testing, beginning on page 107, should include an opinion from the qualified persons as to the adequacy of the metallurgical data used to prepare these reports.

Please discuss these observations with the qualified persons involved in preparing the reports and advise us of any representations that are believed to have been made or which could be made to comply with Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

6.   The disclosures pertaining to cutoff grades in Section 11.12 of the Golden Mile Technical Report Summary, Mineral Resource Estimate, beginning on page 143, should be modified as necessary to clarify whether the cutoff grades being utilized represent marginal cutoff grades or breakeven cutoff grades. Please discuss this observation with the qualified persons when preparing your response and in drafting any revisions that are proposed.

7.   The disclosures pertaining to the 2022 excise tax calculation in Section 18.2 of the Isabella Pearl Technical Report Summary, Life-Of-Mine Operating Costs, beginning on page 147, should be modified as necessary to clarify why the calculation is different than for subsequent years. Please discuss this observation with the qualified persons when preparing your response and in drafting any revisions that are proposed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 30

8.   We note your disclosure indicating that revenues and gross profit as a percentage of revenues were both higher in 2021 due to higher gold sales volumes and higher-grades of ore being mined and processed.

Please expand your disclosure to explain how the increases are also correlated with the decrease in quantities of ore mined and increase in waste tonnage, as presented on page 29, and to clarify the extent to which the changes in revenues are attributable to changes in commodity prices, independently of changes in volumes.

You should address the indicative value of your reported financial information, including descriptions of trends, events and uncertainties that have had a material impact on reported operations, or that are reasonably likely to have a material impact on future operations, to comply with Item 303(a), (b) and (b)(2) of Regulation S-K.

For example, explain how long you plan to be mining similar grades of ore before these are depleted or mining shifts to other deposits, having even higher or possibly lower grades of ore, to clarify the timeframe over which you expect the recently favorable conditions to prevail, improve, or decline.

Critical Accounting Estimates, page 34

9.   We note that you have indicated on the cover page that you are an emerging growth company and have elected not to use the extended transition period for complying with new or revised financial accounting standards; and that this is consistent with similar indications in prior periodic reports and your registration statement.

Please update your risk factor disclosure on page 16, concerning your status as an emerging growth company, indicating that you "may take advantage of certain exemptions from various reporting and regulatory requirements that are applicable to other public companies," as necessary to reflect your election in this regard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on your mineral property information.

Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation